SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at January 21, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

  Date: January 21, 2004

* Print the name and title of the signing officer under his signature.

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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

PRELIMINARY ASSESSMENT OF DRENTHE PGM DEPOSIT INDICATES
A SUBSTANTIAL PROJECT WITH A HIGH RETURN

January 21, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture-ARQ; OTC.BB-ARQRF) is pleased to announce very positive results from a recent preliminary assessment of capital and operating costs for the Drenthe platinum group metals ("PGM"), gold and nickel deposit, located 250 kilometres north of Johannesburg, South Africa. The Drenthe deposit occurs on the Northern Limb of the Bushveld Complex, about 13 km north of Anglo American Platinum Corporation Limited's ("Anglo Platinum") Sandsloot open pit mine that produces over 350,000 ounces of PGM and gold annually.

The results of the current assessment of the Drenthe deposit, incorporating only those inferred resources outlined to date on the Drenthe farm, indicate that it would be an economically robust open pit mine. This is based on the key input parameters and assumptions, including metal prices of US$650/oz for platinum, US$180/oz for palladium, US$600/oz for rhodium, US$340/oz for gold, US$3.60/lb for nickel and US$0.77/lb for copper, and an exchange rate of ZAR8 = US$1.00.

Over its 17-year life, this Drenthe project has potential to generate a strongly positive cash flow, before tax, royalty and interest, of US$435 million with a net present value at a 10% discount rate of US$144 million. The base case internal rate of return is 39% and the project has a nominal payback period of two years and 11 months. The capital cost to construct the mine is estimated to be US$58 million, excluding further exploration and feasibility costs. As the preliminary assessment is conceptual in nature and based on inferred resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized.

RSG Global of Perth, Australia prepared the preliminary assessment, including estimates of capital and operating costs and a cash flow model. The independent qualified person for the preliminary assessment is Mike Sperinck, BSc., MAusIMM, Pr. Sci. Nat. RSG Global used the mineral resource estimate audited by independent qualified person G.J. van der Heever, Pr. Sci. Nat., of the South African consulting firm Geologix (Pty) Ltd. The estimated inferred resource for Drenthe is 99.4 million tonnes grading 0.60 g/t Pt, 0.63 g/t Pd, 0.01 g/t Rh, 0.06 g/t Au, 0.16% Ni and 0.10% Cu, containing four million ounces of combined platinum group metals and gold within a 0.5 g/t 3PGM+Au threshold. RSG Global also utilized the mine planning studies described in memoranda by Nilsson Mine Services. An open pit operation with a life-of-mine strip ratio of 3.5:1 is envisaged for the project. To date, metallurgical test work has not yet been undertaken on material from the Drenthe deposit; consequently, metallurgical recoveries for the study were forecast from similar operations in the region.

The preliminary assessment incorporates that portion of the Drenthe deposit situated on the Drenthe farm. It does not take into account any portion of the deposit that may be outlined on the Overysel farm, pursuant to a recently announced joint venture with Anglo Platinum to co-mingle Anooraq's Drenthe farm with the northern portion of Anglo's Overysel farm. The goal of the Anooraq-Anglo Platinum JV is to explore and develop a large-scale, open pit deposit, utilizing nearby milling and smelting facilities that could provide substantial cost advantages to a new mining project. Anglo Platinum recently completed construction of a new PGM smelter at Polokwane, located about 80 km east of Drenthe.

Anooraq's President and CEO, Ronald Thiessen said "The positive results from the preliminary assessment are very encouraging and indicate real value in the Drenthe deposit. The combination of this mineral asset with the solid operating experience and local infrastructure accessed through our recent agreement with Anglo Platinum, provides tremendous potential for the development of a high quality, long life, PGM operation."

In order to advance the Drenthe project rapidly toward production, the JV plans to initiate the next phase of exploration early in 2004. Plans, currently being finalized, will include a major multi-rig program encompassing infill drilling in the Drenthe deposit and delineation drilling of the southern extent of the deposit onto the northern portion of the Overysel farm. Based on this work, new resource estimates can be completed and mine planning commenced.

In accordance with requirements under National Instrument 43-101, technical reports will be filed in 30 days at www.sedar.com. For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.